UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-07349
CUSIP NUMBER 058498106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ball Corporation
Full Name of Registrant

Former Name if Applicable

10 Longs Peak Drive, P.O. Box 5000
Address of Principal Executive Office (Street and Number)

Broomfield, CO 80021-2510
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by Ball Corporation (the “company”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2016 (the “Form 8-K”), on June 30, 2016, the company completed its previously announced acquisition of all of the issued and outstanding shares of Rexam PLC (“Rexam”) (the “Rexam Acquisition”). Subsequently, also on June 30, 2016 and as disclosed in the Form 8-K, the company completed its previously announced sale to Ardagh Group S.A. of certain company and Rexam equity and assets (the “Divestiture”). The Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”), will be the company’s first annual filing since the completion of both the Rexam Acquisition and the Divestiture. Accordingly, the company requires additional time to complete certain disclosures and analyses to be included in the Form 10-K in relation to the Rexam Acquisition and the Divestiture, including certain documentation necessary relating to internal control over financial reporting associated with certain accounting matters related to the Rexam Acquisition and the gain on the sale of the Divestiture. The company is therefore unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense. The company intends to file its Form 10-K within the “grace” period provided under Rule 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charles E. Baker	(303)	469-3131
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?(1)

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2016, Ball Corporation’s results reflect a half-year of the benefits of the acquired Rexam business and the impacts of the sale of a significant portion of Ball Corporation’s legacy beverage packaging businesses in Brazil and Europe along with significant non-comparable costs and benefits associated with these transactions.  As a result, Ball Corporation expects the Form 10-K to reflect significant changes in its results of operations for the year ended December 31, 2016 as compared to the prior year on a U.S. GAAP basis.

Ball Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2017	By	/s/ Charles E. Baker
Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).